SERINA THERAPEUTICS, INC.

601 Genome Way, Suite 2001

Huntsville, Alabama 35806

April 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness
Serina Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-286620

Ladies and Gentlemen:

The undersigned, Serina Therapeutics, Inc. (the “Company”), pursuant to the provisions of Rule 461 of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m. Eastern Time on Monday, April 28, 2025, or as soon as practicable thereafter.

On behalf of the Company, the undersigned acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Company be notified of such effectiveness by a telephone call to the Company’s counsel, Stephen Hinton of Bradley Arant Boult Cummings LLP, who can be reached at (205) 521-8406, respectively.

Very truly yours,

SERINA THERAPEUTICS, INC.

By:	/s/ Steve Ledger
Name:	Steve Ledger
Title:	Chief Executive Officer